Filed by Biotech Acquisition Company

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Biotech Acquisition Company

Commission File No.: 001-39935

Date: November 8, 2021

On November 8, 2021, Biotech Acquisition Company (“BAC”), which is party to a previously disclosed Agreement and Plan of Merger, dated as of November 8, 2021, with Blade Therapeutics, Inc. (“Blade”), among other parties, through its website, shared the press release: https://bioacq.com/?p=216 discussing the Agreement and Plan of Merger.

On November 8, 2021, Blade, which is party to a previously disclosed Agreement and Plan of Merger, dated as of November 8, 2021, with BAC, among other parties, through its social media accounts, shared the following post on its LinkedIn page (https://www.linkedin.com/posts/blade-therapeutics_biotech-spac-fibrosis-activity-6863467394753474560-JziQ):

Press Page: https://www.blademed.com/news/Nov-8-2021/

On November 8, 2021, SPRIM Global, which is affiliated with Biotech Acquisition Company, through its social media accounts, shared the following post on its LinkedIn page (https://www.linkedin.com/posts/sprim-global_biotech-acquisition-company-and-blade-therapeutics-activity-6863469778586140673-xAkQ):

Press Page: https://www.sprim.com/post/biotech-acquisition-company-and-blade-therapeutics-announce-definitive-merger-agreement/

On November 8, 2021, Michael Shleifer, a Managing Partner and Co-Founder of SPRIM Global, which is affiliated with Biotech Acquisition Company, through his social media accounts, shared the following post on his LinkedIn page (https://www.linkedin.com/posts/michael-shleifer-873b016a_biotech-acquisition-company-and-blade-therapeutics-activity-6863504623030935552-oNJj):

IMPORTANT LEGAL INFORMATION

The foregoing information and statements contained in this Rule 425 filing are qualified in their entirety by the disclaimers set forth on the Form 8-K filed by Biotech Acquisition Company with the SEC on November 8, 2021.